UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third500, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1740 Oak Ave, Suite C1
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Reichenbach, CCO and Managing Member (847-630-6304)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

500 W Monroe Suite 2000	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Burton Loucks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third500, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David B. Loucks
Signature

Chairman and CEO
Title

See attached certificate
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/Commonwealth of FLORIDA)
☐ City ☑ County of Manatee)
)

On 03/29/2021 (*Date*), before me, Sherri Joy Small (*Notary Name*),

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

David B. Loucks Signing as CHairman and CEO.

Name of Affiant(s)

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________________ **-- OR --**
Name of Credible Witness

☑ Proved to me on the basis of satisfactory evidence: driver_license
Type of ID Presented

SHERRI JOY SMALL
Notary Public - State of Florida
Commission # GG 981136
Expires on April 23, 2024

WITNESS my hand and official seal.

Notary Public Signature: Sherri Joy Small

Notary Name: Sherri Joy Small

Notary Commission Number: GG 981136

Notary Commission Expires: 04/23/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual report

Document Date: 03/29/2021

Number of Pages (including notarial certificate): 3

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2020

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Third500, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third500, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, Illinois
March 29, 2021

THIRD500, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2020
ASSETS		
Cash	$	276,730
Accounts receivable, net		28,661
Other assets		12,600
Total assets	$	317,991
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued expenses	$	130,987
Paycheck Protection Program loan		102,055
Total liabilities		233,042
Member's capital		84,949
Total liabilities and member's capital	$	317,991

See notes to financial statements

THIRD500, LLC

STATEMENT OF OPERATIONS

Year ended December 31,	2020
Revenues:	
Advisory fees	$ 1,188,852
Success fees	184,804
Loss on securities	(50,481)
Total revenues	1,323,175
Expenses:	
Computer expense	78,405
Conferences and meetings	37,089
Dues and subscriptions	27,843
Employee compensation	398,229
Professional fees	593,467
Rent	245,328
Research	19,208
Telephone and data services	24,825
Travel and entertainment	95,617
Bad debts	47,651
Other	106,908
Total expenses	1,674,570
Net loss	$ (351,395)

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, January 1, 2020	$	1,903,587
Net loss		(351,395)
Distribution		(1,467,243)
Member's capital, December 31, 2020	**$**	**84,949**

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CASH FLOWS

Year ended December 31,	2020
Cash flows from operating activities:	
Net loss	$ (351,395)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Bad debts	47,651
(Increase) decrease in operating assets:	
Accounts receivable	46,916
Investments	100,330
Other assets	202,933
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	107,268
Net cash provided by operating activities	153,703
Cash flows from financing activities:	
Borrowings on Paycheck Protection Program loan	102,055
Distribution	(1,467,243)
Net cash used in financing activities	(1,365,188)
Net decrease in cash	(1,211,485)
Cash, beginning of year	1,488,215
Cash, end of year	$ 276,730

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Third500, LLC (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company is a limited liability company and the liability of the member is limited to the capital account balance in the company. The Company, headquartered in Evanston, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe; however, it can also serve non-healthcare companies.

The Company is wholly-owned by Third500 Holding Private Limited (Private) which operates under the laws of Singapore. Private is a holding company owned by Third500 Holdings LLC (Holdings), which was Healthios Holdings LLC before a name change occurred in 2020.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2020, the Company had cash of $59,668 in excess of federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible. As of December 31, 2020, the allowance for uncollectible accounts was $29,838.

Customer Concentration

For the year ended December 31, 2020, two customers accounted for 16% of the Company's total revenue.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

The Company recognizes revenue following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Advisory fees

The Company provides a general set of investment banking services to its clients in exchange for advisory services fees. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a monthly specified retainer amount. At times, a client may pay a "lump sum" advisory fee for investment banking services at the beginning of an engagement to be consumed over a specified time period. In this case, the Company will defer revenue recognition in the month the "lump sum" is collected, and then recognize revenue over the time period the investment banking services are performed.

Expense reimbursement

The Company is allowed to charge back reasonable expenses it incurs while carrying out its obligations to a client. Expense reimbursement revenue is most commonly from airfare, meals, hotels and car rental that the Company charges back to the client. These expense reimbursement revenues are recognized as expenses are incurred.

Success fees

The Company can also earn revenue for successfully brokering a client financing or partnering transaction. For this, the Company earns a cash success fee. Management recognizes success fee revenue when (i) the client receives its "Aggregate Consideration" from an equity or debt raise at the time the closing escrow account is funded; or (ii) when a partnering of the client with a strategic partner results in a consummated transaction. When one of these events occur, the Company has earned its contractually stated percentage of "Aggregate Consideration." Prior to one of these two events occurring, the success fee revenue is not deemed earned because the client and its prospective investors can choose not to consummate the transaction.

Revenue can also be earned from "Earn Outs" or stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes success fee cash revenue, which is at the point in time an exercise event occurs.

Consulting fees

The Company also earns revenue from providing expert opinion for legal matters where actions are brought by shareholders against an issuer. For this, the Company recognizes revenue for the hours it provides to the law firm who has hired the Company. The Company can also earn revenue from providing fairness opinions to an issuer. Revenue is recognized at the time the fairness opinion is delivered to the client issuer.

Income taxes:

The Company is treated as a disregarded entity for tax purposes. Private, which owns 100% of the Company, is then treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a month-to-month operating lease for office space with an affiliated entity (See Note 3). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not generally readily determinable and, accordingly, we use our incremental borrowing rate (5%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset, if any, is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments under long-term leases is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

2. Leases

The Company rents office space on a month-to-month basis from a related party (see Note 5). Total rent expense for the year ended December 31, 2020 is $245,328.

3. Investments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets the entity has the ability to access as of the measurement date
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted Prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2020, the Company had no investments of Level 1, 2 or 3 status.

4. Paycheck Protection Program Loan

On April 24, 2020, the Company entered into a Promissory Note dated April 24, 2020 (the PPP Note) with Chase Bank as the lender (the Lender), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the PPP Loan) offered by the U.S. Small Business Administration (the SBA) in a principal amount of $102,055 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the CARES Act).

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full time headcount during the eight week period following the funding of the PPP Loan.

The interest rate on the PPP Note is a fixed rate of 0.98% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning seven months from April 2020. The PPP Note matures in two years.

The PPP Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the PPP Note.

Subsequent to December 31, 2020, the Company received a second PPP Loan in the amount of $100,455.

5. Related party transactions

The Company has a referral fee sharing agreement with Third500 Pte Ltd, an affiliate under common control. The fee sharing allows the Company to share attributable fees directly to Third500 Pte Ltd for the work it performs in conjunction with the Company's revenue. In 2020, the Company did share $86,667 of referral fees with Third500 Pte Ltd. The Company also had an intercompany expense paid to Third500 Private Ltd. for $18,814 that arises from the Company paying for travel, air, hotels on behalf of Third500 Pte Ltd.

Included in professional fees are amounts paid to Third500 (Thailand) Pte Ltd., a related party under common control for back office support. Total fees paid to Third500 (Thailand) Pte. Ltd. for the year ended December 31, 2020 were $178,450. The Company funds Third500 (Thailand) Pte Ltd. only what their direct costs are on a monthly basis. It is organized under the laws of Thailand. The Company is the principal customer of Third500 (Thailand) Pte Ltd, which is headquartered in Bangkok, Thailand. There was no balance due to Third500 (Thailand) Pte Ltd at year end.

The Company rents office space from Suissealpin, LLC, an entity related through common ownership, under a month-to-month lease. The Company prepaid $125,089 in 2019 for the first six months of 2020 rent. In 2020, the Company paid rent to Suissealpin, LLC totaling $36,000. As of December 31, 2020, the Company has a payable of $84,239 to Suissealpin for unpaid rent.

The Company processes payroll for employees of one of the Managing Member's relatives. The Company pays these employees and then simultaneously invoices the amount to the relative to recoup the cost. There was a $5,736 receivable at December 31, 2020 from the relative's employee costs. In 2020, total amount of payroll processed and reimbursed was $80,240.

At December 31, 2020, the Company's accounts payable balance includes $11,367 in obligation due to the managing members of Third500 Holdings, LLC for costs incurred in connection with air, meals, hotel and travel related expenditures for business purposes.

6. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2020, the Company had net capital of $145,743, which exceeded the required minimum net capital of $8,733. The rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. The Company's ratio of aggregate indebtedness to net capital was .90:1 at December 31, 2020. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. The Company has notified FINRA and filed appropriate 17a-11 notification.

THIRD500, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31		2020
Net capital:		
Member's capital	$	84,949
Paycheck Protection Program loan		102,055
Total		187,004
Non-allowable assets:		
Accounts receivable		28,661
Other assets		12,600
Net capital		145,743
Net capital requirement (Greater of $5,000 or 6 2/3% of aggregate indebtedness)		8,733
Excess net capital	$	137,010
Ratio of aggregate indebtedness to net capital		.90:1
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	130,987

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2020 unaudited FOCUS Part II Report as amended March 17, 2021.

THIRD500, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2020

The reserve requirements and the information relating to possession and control requirements pursuant to 15c3-3 are not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240. 17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Third500, LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Deerfield, Illinois
March 29, 2021

Exemption Report of Third500 LLC

Third500 (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and:

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Third500, LLC

I, David Loucks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David Loucks

Title: CEO, Third500 LLC

February 28, 2021